UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

August 8, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________

Exhibit Index

Exhibit No.	Description
1.	Press Release

August 8, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: August 8, 2002

By:___________________________________

Charles Butt
President & CEO

Forbes Medi-Tech INC.

News Release

"Developing Nutraceuticals & Pharmaceuticals from Nature"

For Immediate Release

Forbes Medi-Tech Approved for Phase II Clinical Trials

Vancouver, British Columbia – August 8, 2002 – Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) announced today it has received approval from the Medical Safety Review Panel of the Academic Medical Center in Amsterdam to initiate the Phase II component of its clinical trial on its novel cholesterol-lowering pharmaceutical, FM-VP4.

"This is a key milestone in our study which indicates that the safety of FM-VP4 has been established in healthy volunteers who consumed single doses of the drug. We can now proceed to the Phase II component of the study in which we will assess the effectiveness of the drug when consumed daily for 28 days," said Charles Butt, President and CEO, Forbes Medi-Tech. "Additional Phase I safety data will continue to be collected at higher doses whilst the Phase II component of the study is being initiated."

The approval to move to the Phase II component followed assessment of the safety data obtained from subjects who consumed up to 800mg of FM-VP4. This significant milestone is a planned component of the double-blind, placebo controlled, dose-ranging Phase I/II study of FM-VP4 currently in progress at the Academic Medical Center. The Phase I portion of the study consists of six dosing groups of five healthy males (4 active and 1 placebo) with mild or moderate hypercholesterolemia (high blood cholesterol). Volunteers are administered single doses of FM-VP4 ranging from 100 mg to 2000 mg. After receiving the medication each volunteer is monitored over a 24-hour period and periodically over the next seven days. Doses of FM-VP4 are increased for successive groups of volunteers once the results and safety evaluations are obtained for the lower doses.

The Phase II clinical trial involves five consecutive groups of 20 hypercholesterolemic volunteers who will be treated daily for 28 days with either a placebo or progressively higher doses of FM-VP4 ranging from 100 mg to 800 mg. The desired effect of FM-VP4 in the Phase II study is a reduction in Total and Low Density Lipoprotein (LDL) or "bad" cholesterol from the baseline measurement after four weeks of treatment.

FM-VP4 represents a new class of cardiovascular pharmaceuticals known as cholesterol transport inhibitors. FM-VP4 is an analogue of phytostanol, which has demonstrated significant lipid-lowering and anti-atherosclerotic properties in pre-clinical trials. In four animal species, FM-VP4 reduced total cholesterol levels by 52-75 per cent. The medication also reduced the development of atherosclerotic lesions in apolipoprotein E-deficient (ApoE) mice by 75 per cent.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents used both as pharmaceutical therapeutics and functional food ingredients.

ON BEHALF OF THE BOARD OF DIRECTORS OF FORBES MEDI-TECH INC.

Charles Butt
President & CEO

###

For more information, please contact:
Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This press release contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward-looking terminology, such as, "will", "may" "believes", "potential", "expand" or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, without limitation, the Company's need for additional funding before September 30, 2002, which may not be available on acceptable terms or at all; uncertainty as to whether the Amsterdam clinical trials will progress or be completed as planned or at all; uncertainty as to the outcome of the clinical trials; the risk of technical obsolescence; research and development risks; manufacturing and marketing risks; and partnership / strategic alliance risks. See the Company's reports filed with the Toronto Stock Exchange, the B.C. and Ontario Securities Commissions, and the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying other important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements. The Company assumes no obligation to update the information contained in this press release.